Astrotech Corporation

1817 W. Braker Lane, Suite 400

Austin, Texas 78758

VIA EDGAR SUBMISSION

January 29, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Astrotech Corporation Registration Statement on Form S-3 Filed January 28, 2026 Registration File No. 333-293023

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Astrotech Corporation (the “Registrant”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on January 30, 2026, or as soon thereafter as is practicable, or at such other time as the Registrant or the Registrant’s legal counsel, Haynes and Boone, LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Jennifer T. Wisinski or Stephen W. Grant, Jr. of Haynes and Boone, LLP, the Registrant’s legal counsel, at (214) 651-5330 or (713) 547-2505, respectively, when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

* * * * *

Very truly yours, ASTROTECH CORPORATION

By:	/s/ Thomas B. Pickens III
Name:	Thomas B. Pickens III
Title:	Chief Executive Officer

cc:	Jennifer T. Wisinski, Esq., Haynes and Boone, LLP Stephen W. Grant, Jr., Esq., Haynes and Boone, LLP